SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                       2M FREE* SEAT SALE ALL OVER EUROPE
               LAST FREE* SEAT SALE OF 2005 TO CELEBRATE BEATING
             EASYJET'S WEEKLY ON-TIME PERFORMANCE 3 YEARS IN A ROW

Ryanair, Europe's No. 1 low fares airline today (Wednesday, 2nd November 2005) launched the last FREE* Seat Sale of 2005 to celebrate beating Easyjet's on-time performance every week for the last 3 years.

Announcing the last FREE* Seat Sale of the year today in London, Ryanair's CEO Michael O'Leary said:

        "Ryanair is the most punctual major airline in Europe and for over 156 weeks in a row has stuffed Easyjet's poor on-time performance and consistently offered fares that are 50% cheaper.

        "Ryanair's superior punctuality record which is verified by the CAA shows that not alone will our passengers fly for 50% less than Easyjet's high fares, but they will also be much more likely to arrive on time if they fly with Ryanair.

        "To celebrate stuffing Easy-"To-Be-Late"-Jet 3 years in a row we are launching a 2 M FREE* Seat Sale all over Europe on www.ryanair.com from today until midnight of Thursday, 10th November 2005. This is the last FREE* Seat Sale of 2005 and demand will be huge so we are advising passengers to book early and book often".

*One-way ex taxes

*CAA PUNCTUALITY STATISTICS

Airline                Flights within 15 mins (%)
Ryanair                        82.16
Easyjet                        73.87

Civil Aviation Authority punctuality statistics Jan - June 2005

*AVERAGE FARES

Airline             Average fare
Ryanair             EUR41
Easyjet             EUR62 (50% more expensive)

Source: RYA to 31 March 2005 & Latest published Company Information


Ends.                    Wednesday, 2nd November 2005


For further information please contact:

Peter Sherrard                          Pauline McAlester
Ryanair                                 Murray Consultants
Tel. 353-1-8121228                      Tel. 353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 November 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director